Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                December 8, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1390
                 BulletShares High Yield Low Duration 2017-2020
                    Bond Ladder Portfolio of ETFs, Series 7
                       File Nos. 333-207557 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1390, filed on October 21, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the BulletShares High Yield Low Duration 2017-2020 Bond Ladder Portfolio of ETFs, Series 7 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust invests in exchange-traded funds that may invest in securities issued by foreign companies. Please explain whether the Trust may invest in exchange-traded funds that may invest in securities of issuers located in emerging markets and, if so, please add this disclosure and relevant risk disclosure.

     Response: The following replaces the first sentence of the fourth paragraph under the "Principal Investment Strategy" section: "The ETFs included in the portfolio may invest in U.S. dollar-denominated fixed-income securities issued by foreign companies, including companies located in emerging markets." In addition, the following paragraph is added as a additional bullet to the "Principal Risks" section:

     Certain ETFs held by the trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

Investment Summary -- Principal Risks

     2. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average weighted duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: We confirm that the average weighted duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

TANDY ACKNOWLEDGMENT

     In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, the Trust acknowledges that:

     1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

     2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren